Exhibit 8

Subsidiaries of the Registrant

Legal Name of Subsidiary	Jurisdiction of Organization
CodeFuel Ltd.	Israel
IncrediMail, Inc.	United States
Smilebox, Inc.	United States
IncrediTone, Inc.	United States
Content IQ, LLC	United States
BT Media, LLC	United States
Pub Ocean Limited	England and Wales
Make Me Reach SAS	France
Portilev Ltd.	Israel